Exhibit 99.7

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

This is a digital representation of a DeGolyer and MacNaughton report.

This file is intended to be a manifestation of certain data in the subject report and as such is subject to the same conditions thereof. The information and data contained in this file may be subject to misinterpretation; therefore, the signed and bound copy of this report should be considered the only authoritative source of such information.

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

August 19, 2024

AleAnna Italia S.p.A.

Viale Manlio Gelsomini 14

Rome 00153

Italy

Ladies and Gentlemen:

Pursuant to your request, this report of third party presents an independent evaluation, as of December 31, 2023, of the extent of the estimated net proved sales gas reserves of certain properties in which AleAnna Italia S.p.A. (AleAnna) has represented it holds an interest. This evaluation was completed on August 19, 2024. The properties evaluated herein consist of working interests located in Italy (Table 1). AleAnna has represented that these properties account for 100 percent on a net equivalent barrel basis of AleAnna’s net proved reserves as of December 31, 2023. The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the United States Securities and Exchange Commission (SEC). This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S–K and is to be used for inclusion in certain SEC filings by AleAnna.

Reserves estimated herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum remaining to be produced from these properties after December 31, 2023. Net reserves are defined as that portion of the gross reserves attributable to the interests held by AleAnna after deducting all interests held by others.

Estimates of reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

DeGolyer and MacNaughton

Information used in the preparation of this report was obtained from AleAnna. In the preparation of this report we have relied, without independent verification, upon information furnished by AleAnna with respect to the property interests being evaluated, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination was not considered necessary for the purposes of this report.

This report was prepared in August 2024; therefore, certain events that may have occurred before the preparation of this report but after the “as-of” date of December 31, 2023, which might have affected the estimates presented herein, were not taken into account.

Definition of Reserves

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

DeGolyer and MacNaughton

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

DeGolyer and MacNaughton

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

DeGolyer and MacNaughton

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC and with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (revised June 2019) Approved by the SPE Board on 25 June 2019.” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by AleAnna, and analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.

The proved undeveloped reserves estimates were based on opportunities identified in the plans of development provided by AleAnna.

AleAnna has represented that its senior management is committed to the development plans provided by AleAnna and that AleAnna has the financial capability to execute the development plans, including the drilling and completion of wells and the installation of equipment and facilities.

The volumetric method was used to estimate the original gas in place (OGIP). Structure maps were prepared to delineate each reservoir, and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation.

Estimates of ultimate recovery were obtained after applying recovery factors to OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories.

DeGolyer and MacNaughton

In certain cases, reserves were estimated by incorporating elements of analogy with similar wells or reservoirs for which more complete data were available.

Data provided by AleAnna from wells drilled through December 31, 2023, and made available for this evaluation were used to prepare the reserves estimates herein. The reserves estimates were based on consideration of production data available through December 2023. The fields evaluated herein have not yet been placed on production and are expected to begin production in 2024.

Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel usage, flare, and shrinkage resulting from field separation and processing. Gas reserves estimated herein are reported as sales gas. Gas quantities are expressed at a temperature base of 60 degrees Fahrenheit (°F) and at a pressure base of 14.7 pounds per square inch absolute (psia). Gas quantities included in this report are expressed in millions of cubic feet (106ft3).

Gas quantities are identified by the type of reservoir from which the gas will be produced. Nonassociated gas is gas at initial reservoir conditions with no oil present in the reservoir. Associated gas is both gas-cap gas and solution gas. Gas-cap gas is gas at initial reservoir conditions and is in communication with an underlying oil zone. Solution gas is gas dissolved in oil at initial reservoir conditions. Gas quantities estimated herein consist of nonassociated gas.

Primary Economic Assumptions

This report has been prepared using initial prices, expenses, and costs provided by AleAnna in United States dollars (U.S.$). Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The following economic assumptions were used for estimating the reserves reported herein:

Gas Prices

AleAnna has represented that the provided gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price prevailing in Italy for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual agreements. AleAnna has represented that the Punto di Scambio Virtuale price is the expected reference price for production for the fields evaluated herein and that no adjustments for differentials have been applied. The average price attributable to the estimated proved reserves was U.S.$14.13 per thousand cubic feet of gas.

DeGolyer and MacNaughton

Operating Expenses and Gas Processing Fee

Current operating expenses and operating expense forecasts, provided by AleAnna and based on existing economic conditions, together with known gas processing fees, were used in estimating future expenses required to operate the Gradizza, Longanesi, and Trava fields. In certain situations, future expenditures, either higher or lower than current expenditures, may have been used because of anticipated changes in operating conditions, but no general escalation that might result from inflation was applied.

Capital and Abandonment Costs

Future capital expenditures and abandonment costs were estimated using current forecasts provided by AleAnna and were not adjusted for inflation. Abandonment costs are represented by AleAnna to be inclusive of those costs associated with the removal of equipment, plugging of wells, and reclamation and restoration associated with the abandonment. Operating expenses and capital and abandonment costs were considered, as appropriate, in determining the economic viability of the undeveloped reserves estimated herein.

Government Royalty

A cash royalty is paid to the government on the basis of wellhead prices less certain deductions and exemptions. Government gas royalties are assessed at a rate of 10 percent for onshore fields. Gas production for royalty is assessed after fuel usage and flare. A small quantity of production (1,766 thousand cubic feet (106ft3) per year) is exempt from the royalty payment each year and may result in no royalty being paid in years when production falls below that certain threshold.

DeGolyer and MacNaughton

Production and Other Taxes

AleAnna makes a payment to a third party, BluGas. The basis of the BluGas payment is a portion of the gas revenue from a fixed quantity of 2,472 million cubic feet (106ft3) of future gas production. This quantity of gas is included in the net proved sales gas reserves reported herein. Additionally, AleAnna has represented that the approximately U.S.$23 million still owed by AleAnna for the acquisition of the Longanesi field will be paid out of future profits. The deferred acquisition payments paid by AleAnna come from a contractually calculated portion of its future gas revenue. The portion is a varying percentage of annual production multiplied by the current price less a “threshold price.” Payments to BluGas and the payments still owed for the acquisition of Longanesi field are reported herein as Production and Other Taxes.

Income Taxes

An Italian national income tax (IRES) is assessed on revenues less costs and depreciation (as defined in IRES). An IRES of 24 percent was applied herein for all years. An Italian regional income tax (IRAP) of 4.82 percent was also assessed. Taxes are paid on the level of the legal entity, so any abandonment tax losses for a specific field may be offset on the company’s total income. For Italian tax purposes, AleAnna’s share of the tax reimbursement of abandonment costs is included in the economic evaluation herein.

In our opinion, the information relating to estimated proved reserves of condensate and sales gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the FASB and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the SEC; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.

DeGolyer and MacNaughton

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

Summary of Conclusions

DeGolyer and MacNaughton has performed an independent evaluation of the extent of the estimated net proved sales gas reserves of certain properties in which AleAnna has represented it holds an interest. The Gradizza, Longanesi, and Trava fields are located in the eastern Po Valley, onshore Italy and are evaluated herein.

DeGolyer and MacNaughton’s independent estimates of AleAnna’s net proved reserves, as of December 31, 2023, attributable to the evaluated properties were based on the definition of reserves of the SEC and are summarized as follows, expressed in millions of cubic feet (106ft3):

Estimated by DeGolyer and MacNaughton Net Reserves as of December 31, 2023
Sales Gas (10[6]ft3)
Proved
Developed	0
Undeveloped	17,689
Total Proved	17,689

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2023, estimated reserves.

DeGolyer and MacNaughton

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in AleAnna. Our fees were not contingent on the results of our evaluation. This report has been prepared at the request of AleAnna. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

/s/ DeGOLYER and MacNAUGHTON
DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

/s/ Regnald A. Boles, P.E.
Regnald A. Boles, P.E.
Executive Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Regnald A. Boles, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.	That I am an Executive Vice President with DeGolyer and MacNaughton, which firm did prepare the report of third party addressed to AleAnna dated August 19, 2024, and that I, as Executive Vice President, was responsible for the preparation of this report of third party.

2.	That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1983; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the Society of Petroleum Engineers, the Society of Petroleum Evaluation Engineers, and the European Association of Geoscientist & Engineers; and that I have more than 40 years of experience in oil and gas reservoir studies and evaluations.

/s/ Regnald A. Boles, P.E.
Regnald A. Boles, P.E.
Executive Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton

TABLE 1

Working
Country Field	Interest %
Italy
Gradizza	100.00
Longanesi	33.50
Trava	100.00